Invest in ALBI

Software | Technology | Saas | Artificial Intelligence | Analytics

AI-Powered Meeting Assistant — Helping teams have productive meetings

ALBIBYSPEAK.COM CLACKAMAS OREGON


ALBI
BY SPEAK
Make Every Meeting Great



We were originally looking for a solution for ourselves as we understood the value of meeting notes but rarely captured them in the fidelity required. However, we fell in love with Albi when we realized that this journey was not about replacing people with technology, but instead using technology so people can be the best versions of themselves.

Cody White CEO & Co-Founder @ ALBI

Why you may want to invest in us...

1. 30+ beta customers including 3 fortune 500 companies.
2. Co-founders worked at startups with exits to Oracle, Cisco, TransUnion.
3. Integrated with (Google Calendar, Google Hangouts and Zoom)
4. We have 55M meetings daily — but note-taking remains manual, inefficient.
5. Infrastructure Support by Google Cloud

Why investors ❤ us

WE'VE RAISED $766,874 SINCE OUR FOUNDING



The world is shifting daily! Remote work is the new normal and we believe that Albi fills a void in the world of digital meetings. With so many meetings taking place over: Google, Zoom & the various platforms available, Abli is every executive and team member's newest best friend. Albi is your Artificial Intelligence personal assistant. Albi not only takes notes for you, but 'she' can assign tasks and assignments. This all happens while fully recording the meeting. Albi not only stores all the fine details of what takes place during our many virtual daily meetings, but it also trains you to make your meetings better over time. By providing feedback on

... read more

Chris Graebe StartupCamp

LEAD INVESTOR | INVESTING $40,000 THIS ROUND



Product has good potential to either develop into a very unique service provider with no competition, or get integrated into a large tech organization

Audrin Navarro

I'm a consumer insights expert and entrepreneur.



Love the idea!

Lenardo Cuff

Customer Care Consultant

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Cody White

CEO & Co-Founder

Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.



Mei Wu

VP of Corporate Development & Co-Founder

Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.

in



Sulaimon Ibrahim

CTO

NLP & AI Expert with Masters in Computer Science. AI developer evangelist at Intel, trained thousands of developers worldwide on AI products and tools.



Dan Lulich

COO

Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.

Downloads

Albi Wefunder Pitch Deck 2020

The meeting assistant that works for you. Get more from meetings. Never miss a detail.

Meetings are important.

In fact, we have 55M meetings daily— each 45min long on average. Collectively, this represents 15% of an organization's time. The problem is that meeting notes are usually taken manually. As a result, they are distracting, inconsistent, and often incomplete.

And yet, there was no one solving this.

There was no smart personal assistant that removed the tedious task of capturing and summarizing meeting notes, while capturing action items to share with the team.


Enterprise
AI Companies
PRESENTED BY
TOPBOTS

We made Albi to make every meeting count.

Albi uses natural language processing and artificial intelligence to automate excellent meeting minutes. This both improves the fidelity of documentation and frees up meeting attendees to actively participate in the meeting.Albi never misses an important moment, allowing you and your team to focus, create, and deliver. Capture every idea.

A $503 billion market — that hasn't tapped meetings.

The enterprise software market has experienced high levels of growth in recent years, with market revenues more than doubling in the decade between 2009 and 2019. Recent forecasts expect market revenues to reach $556 billion by 2021.

700



Spending in billion U.S. dollars
600
500
400
300
200
100
0
225.51
244.64
269
285
297
310
310
326
369
419
456
503
556
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020*
2021*

Information technology (IT) spending on enterprise software worldwide, from 2009 to 2021(in billion U.S. dollars)

With AI advancements, the time is now.



Number of publications
100k
80k
60k
40k
20k
0
Artificial Intelligence
Deep Learning
Support Vector Machine
Neural Networks
Clustering
Data Mining
Speech recognition
Image recognition
Recommender System
1950
1960
1970
1980
1990
2000
2010
Year

Timeline of AI publications

Teams want Albi.

We've had over 30 beta customers including Nike, TransUnion, Verizon, Chase by J.P. Morgan, and many more (as follows). Currently, we're focusing on product managers and scrum masters to adopt Albi to their teams.



30+
BETA COMPANIES
3
FORTUNE 100
COMPANIES
1000+
HOURS OF
MEETING DATA

We have the right team to do this.


Team
Cody White
CEO
Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.
Sulaimon Ibrahim
CTO
NLP & AI Expert with Masters in Computer Science. AI developer evangelist at Intel, trained thousands of developers worldwide on AI products and tools.
Mei Wu
VP of Corporate Development
Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.
Dan Lulich
COO
Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.
ALBI
Confidential

Simple, powerful, and collaborative

Sync Albi with your calendar. Albi then listens in, captures your meeting notes, and identifies key decisions and action items to be shared with the team via many integrations — email, Slack, Asana, Jira, and more. Edit notes together. Albi gets smarter with each edit.


ALBI
April
SUN
19
MON
20
1. Invite ALBI To Your Meeting


ALBI
Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM
SHARE
Key Decisions
Action Items
Transcript
overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
We need to start advertising on social media those options are already baked in with this model, so run it up the flagpole, ping the boss and circle back. Not enough
Win-win loop back Q1, and we're ahead of the curve on that one, when does this sunset? best practices. Strategic fit that's mint, well done if you want to motivate
2. ALBI Listens and Summarizes the Details


ALBI
Share
Add
cody@speakmeetings.com
3. Share The Notes

Use of Funds


Unallocated
5%
Sales &
Marketing
28%
Engineering
57%
Operations
10%

Milestones


Milestones
T=0
T=18
30 Customers
45 Customers
New UI & UX
Enterprise Security
Additional Project Integration
95% Action Item Accuracy
Albi Coaching
Enterprise Reporting Engine
Integration
Real-Time Dashboard
Albi Coaching v2
Confidential

Note: these milestones contain forward looking events, which cannot be guaranteed.

The bigger picture — more than meeting notes

We want to help each person become their best self. Albi is also a personal coach to help us become better communicators and team players. This industry is huge too — it is estimated that the business coaching industry revenue increased to $15 billion in 2019 at an annualized rate of 5.6%.


ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
Coaching
Efficiency Score
78%
Persona Type
Meeting Ninja
Meeting Frequency
Trending High
Activity Frequency
On-Track
Meeting Timeline
You're early to meetings
You typically speak only when addressed
You typically own more than 70% of meeting action items
Suggestions
Article about new how to speak up in meetings. Article
Projecting Confidence when speaking. Article
Time management for busy people. Article
Albi's Update
So far we've worked together on 58 number of meetings and I've processed 78 hours of data to help build your profile. Please continue to invite me to your meetings so I can help provide you better insight
How accurate is My assessment?

Join us!

Let's rethink the way we approach meetings and help every team to focus on collaboration and performance — all while driving towards actionable outcomes. Together, we can drive innovation and change forward more effectively.

Invest $100 today

Investor Q&A

− COLLAPSE ALL

What does your company do?

Albi is a smart personal assistant — freeing your teams to be creative and engaged in meetings by removing the tedious task of capturing and summarizing meeting notes. Using advanced natural language processing and artificial intelligence, Albi never misses an important moment, allowing you and your team to focus, create, and deliver.

Where will your company be in 5 years?

We want every person at every company to have their oven version of Albi. We see Albi joining millions of meetings a day and helping people discover insights about themselves that make them a better co-worker. We want the name Albi to be synonymous with productivity software like Zoom, Slack and Microsoft Teams.

Why did you choose this idea?

We were originally looking for a solution for ourselves as we understood the value of meeting notes but rarely captured them in the fidelity required. However, we fell in love with Albi when we realized that this journey was not about replacing people with technology, but instead using technology so people can be the best versions of themselves.

Who are your competitors? What makes you different?

What sets Albi apart from the competition is it's action item accuracy, meeting analytics and personalized coaching. Our competitors are spread across the board from venture backed start-ups to companies with no product but a fancy website. We've been building the core version of Albi for the last 9 months, received real-world feedback and have rapidly grown to over 30 companies using without spending any money on marketing.

How do you make money?

Our main source of revenue comes from SaaS re-occurring license subscriptions and we also provide professional services for larger implementations.

How far are you?

We've spend our time, effort and resources on building the v1.0 version of Albi and validating it's value through our initial set of users. We have a product that's ready to go to market and are excited to bring Albi to the world.

Who needs what you're making?

Anyone who collaborates with other people in a meeting. The initial personas that we've targeted are project managers and scrum masters at mid to large enterprises.

How do you protect user data?

Speak Technologies is a Google partner and our infrastructure is hosted in Google Cloud. We benefit from there security capabilities:

https://cloud.google.com/security/infrastructure/

Any data breach will be immediately reported and mitigation steps outlined to prevent future issues.

Financials

ALBI has financial statements ending December 31 2019. Our cash in hand is $30,653, as of April 2020. Over the three months prior, revenues averaged $1,100/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,000/month.

At a Glance

January 1 to December 31

$0
Revenue

-$58,586
Net Loss

$0
Short Term Debt

$0
Raised in 2019

$30,653
Cash on Hand
As of 04/21/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Albi is a smart personal assistant — freeing your teams to be creative and engaged in meetings by removing the tedious task of capturing and summarizing meeting notes. Using advanced natural language processing and artificial intelligence, Albi never misses an important moment, allowing you and your team to focus, create, and deliver.
We want every person at every company to have their oven version of Albi. We see Albi joining millions of meetings a day and helping people discover insights about themselves that make them a better co-worker. We want the name Albi to be synonymous with productivity software like Zoom, Slack and Microsoft Teams.

Milestones

Speak Technologies Inc. was incorporated in the State of Oregon in July 2018.

Since then, we have:

- 30+ beta customers including. Nike, Verizon, J.P. Morgan Chase, etc.

- Co-founders worked at startups with exits to Oracle, Cisco, TransUnion.

- Integrated with (Google Calendar, Google Hangouts and Zoom)

- We have 55M meetings daily — but note-taking remains manual, inefficient.

- Infrastructure Support by Google Cloud

Historical Results of Operations

Our company was organized in July 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $70,064, including $70,064 in cash. As of December 31, 2018, the Company had $27,650 in total assets, including $27,650 in cash.

- *Net Loss.* The Company has had net losses of $58,586 and net losses of $24,320 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, we have been financed with $150,000 of contributed capital from the founders.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Speak Technologies Inc. cash in hand is $30,653, as of April 2020. Over the last three months, revenues have averaged $1,100/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,000/month, for an average burn rate of $5,900 per month. Our intent is to be profitable in 3 months.

We've been signing up customers and are beginning to get revenue. We have a customer pipeline of over 30+ accounts where 1 enterprise deal with any could move us to revenue positive.

Beyond additional customer revenue, we have additional interested angel investors who plan to participate. We expect expenses will increase as we expand engineering and sales. Six months following the raise, we expect (although cannot guarantee) to have 20k-25k of monthly revenues, and for expenses to stay within 15-20% of revenue until we've proven our CAC.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-84%

Earnings per Share:
-$0.01

Revenue per Employee:
$0

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
0%

Speak Technologies Inc. 12-31-19 FS.PDF

Risks

1. The Market May Reject the Concept. The success of the Company depends in large part on the market reacting positively to the Company's products. The market may reject the concept of
a system taking notes. The prospects for future growth could be severely impacted by a negative market reaction to the Company's products.

2. The Company may be unsuccessful in protecting its intellectual property rights. The Company's ability to compete effectively against other companies in its industry may depend, in part, on its ability to protect its current and future business brand under copyright, trademark, patent and other intellectual property laws. The Company will likely seek to patent its intellectual property, but the Company cannot guarantee that its means of protecting its intellectual property rights in the U.S. or abroad will be adequate, or that others will not develop branding and business models similar or superior to its intellectual property.

3. Competition. There is widespread competition in productivity software. Such competition may result in the Company being unable to acquire qualified personnel on acceptable terms. Increased competition could likely result in reduced gross margins and inability to gain significant market share, either of which could seriously harm the Company's results of operations and financial condition. If the Company is unable to compete effectively,the Company may not be able to generate meaningful revenue or continue its operations.

4. In order to compete, the Company must attract, retain and motivate key employees, and its failure to do so could have an adverse effect on its results of operations. In order to compete, the Company must attract, retain and motivate key employees, including those in managerial, operations, service, sales, marketing, and support positions. As the Company grows, hiring and retaining qualified employees in all areas of the Company will be critical to its business. The Company's current team may terminate their involvement without notice and without cause or good reason.

5. Managing Future Growth and Expansion. The Company anticipates undergoing growth in the number of its employees and the scope of its operations. Such expansion could place a strain on the Company's management and operational and financial resources. To manage the expected growth of the operations and personnel, the Company will need to: 1. Continue to upgrade its technology, business processes and controls; 2. Continue to develop new and unique ideas; 3. Expand, train, and manage a growing employee base; and 4. Expand its finance, administrative and operations staff.

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

7 Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could have a material adverse effect on the Company's business, results of operations and financial condition by leading to increased costs, reduced margins and lower revenue. If the Company is unable to undertake new business due to a shortage of staff or technology resources, its growth may be impeded. Therefore, there may be times when the Company's opportunities for revenue growth may be limited by the capacity of its internal resources rather than by the absence of market demand.

8 Limited Operating History. Speak Technologies Inc ("the Company") has not yet commenced sales of products and its scope of operations has been limited, and includes the formation of the Company, some product and business model development, some work to develop appropriate contracts to use with certain contracting partners, and other preparations for the commencement of business. Because of the lack of long-term operating history, there is little operating and financial data about the business upon which to base an evaluation of its current or future performance. It would be prudent to consider the risks, expenses, and difficulties faced by a company seeking to establish a new business. The Company may not be able to: 1. Develop a viable product to bring to market; 2. Attract and retain a critical mass of customers; 3. Attract and retain sales and other qualified personnel; or 4.Raise additional capital if and when needed. If the Company cannot achieve these goals it may be unable to develop or sustain the business.

9 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

10 In March 2020, COVID-19 was declared a worldwide health pandemic and has hd a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Cody White	Director, Customer Success @ Atheer Inc.	2018

Officers

OFFICER	TITLE	JOINED
Cody White	CEO	2018
Mei Wu	Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Cody White	6,750,000 Common Stock	74.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$724,542	SAFE

Outstanding Debts

None.

Related Party Transactions

Name	Date Palm Media LLC
Amount Invested	$15,038
Transaction type	Other
Issued	06/12/2018
Relationship	3rd Party Development

Development services provided in exchange for future stock in the company.

Name	Auxiliary Teams Inc.
Amount Invested	$22,408
Transaction type	Other
Issued	08/12/2019
Relationship	3rd Party Development

Development services provided in exchange for future stock in the company.

Use of Funds

$350,000	57% to Engineering (people & infrastructure), 28% to Sales & Marketing, 3.5% to Operations, 5% IP, 6.5% to Wefunder intermediary fee
$1,070,000	57% to Engineering (people & infrastructure), 28% to Sales & Marketing, 3.5% to Operations, 5% IP, 6.5% to Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	15,000,000	9,054,985	Yes

The Funding Portal

ALBI is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.